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SILVERMEX RESOURCES INTERSECTS SIGNIFICANT MINERALIZATION AT LA GUITARRA

Vancouver, BC, Canada – November 3, 2011 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) announces results from an additional 12 underground diamond drill holes drilled at its La Guitarra mine, located in the Temascaltepec Mining District in the State of Mexico. To date a total of 49 underground drill holes have been completed for a total of 4,016 m. The drilling is part of a planned 7,500 m program to test various structures throughout the La Guitarra Mine.

The drill program was designed to: 1) provide information on continuity to known zones and possible extensions along strike and down dip and, 2) to test for presence of additional mineralized shoots.

The La Guitarra mine is divided into three sectors: the Northwest or Los Angeles Zone, the Central or La Cruz Zone and the Southwest Zone, referred to as San Rafael. Drilling at San Rafael focused on delineating the downward continuation of the mineralized zones currently in production as well as exploration along strike and at depth. Highlights include hole LGS-10, which intersected 1.71 g/t Au, 509.1 g/t Ag over 2.00 m, LGS-16, intersecting 2.32 g/t Au, 476.1 g/t Ag over 1.10 m, and LGS-17, intersecting 1.09 g/t Au, 406.2 g/t Ag over 2.20 m. All widths are true widths.

One hole was completed in the La Cruz Area during the month. Hole LGS-108 intersected 0.12 g/t Au, 502.7 g/t Ag over 0.40 m, true width. This intercept is from a parallel vein to the main La Guitarra vein and has returned similar high values in holes drilled previously. At La Guitarra, parallel veins are present in both the hanging wall and footwall to the main La Guitarra vein. Although narrow, they are typically of very good grade and can be highly profitable. Further drilling is necessary to determine if this particular vein has sufficient continuity and size to justify development and exploitation.

Drilling in the Los Angeles Zone focused on delineation of mineralized shoots for future production. Highlights of drilling in this area are intervals of 3.70 g/t Au, 60.0 g/t Ag over 0.75 m, true width, in Hole GMU-109 and 4.30 g/t Au, 115 .0 g/t Ag over 0.71 m, true width, in Hole GMU-110. The assay results continue to demonstrate that the Los Angeles Area has higher gold values than elsewhere in the mine. The Los Angeles Area has excellent potential down dip of the zones that have already been mined. Both delineation and exploration drilling from underground will be done in 2012 after a small amount of rehabilitation work is completed.

All significant drill intercepts (defined as any mineralization grading a minimum of 100 g/t Ag equivalent, using a Au:Ag ratio of values equal to 60:1) are presented in the following table:

La Guitarra Underground Drilling

Los Angeles
Hole No	Azimuth	Dip	Length	From	To	Width	True Width	Au (g/t)	Ag (g/t)	Ag Eq (g/t)
GMU-107	254	0	30.00	24.20	24.60	0.40	0.38	1.60	66	162.0
GMU-108	253	-32	3.00	Abandoned
GMU-109	260	0	48.00	26.00	27.95	1.95	2.05	1.29	43	120.9
				37.90	38.60	0.70	0.75	3.70	60.0	282.0
GMU-110	260	-22	46.20	40.60	41.50	0.90	0.71	4.30	115.0	373.0
GMU-111	195	-33	4.20	Abandoned
La Cruz
LGS-08	351	21	86.00	69.75	70.20	0.45	0.40	0.12	502.7	509.9
San Rafael
LGS-09	26	-53	80.00	48.60	49.20	0.60	0.50	0.39	127.6	151.0
				57.10	57.80	0.70	0.60	0.76	254.5	300.1
				69.00	70.90	1.90	1.60	1.97	88.9	207.2
LGS-10	77.49	-43.13	85.00	17.80	18.90	1.10	0.95	0.32	105.0	124.2
				31.50	31.75	0.25	0.20	0.57	129.0	163.2
				63.85	64.70	0.85	0.75	0.44	125.0	151.4
				66.50	68.90	2.40	2.00	1.71	509.1	611.9
LGS-11	85	-29	102.00	29.00	29.25	0.25	0.20	2.30	476.0	614.0
				64.60	66.70	2.10	1.90	0.23	98.6	112.7
				93.90	94.80	0.90	0.80	0.31	106.4	124.9
LGS-12	71	-73	105.00	NSV
LGS-13	99	-58	140.00	Assays Pending
LGS-14	74	-43	155.00	Assays Pending
LGS-15	77	-59	164.00	154.60	157.40	2.80	1.80	1.28	188.9	265.6
				159.60	161.80	2.20	1.60	1.38	118.9	201.7
LGS-16	334	-83	229.00	187.00	188.60	1.60	1.10	2.32	476.1	615.0
LGS-17	336	-75	170.00	154.6	157.90	3.30	2.20	1.09	406.2	471.6
LGS-18	89	-30	87.00	Assays Pending
LGS-19	92	-56	69.00	Assays Pending
LGS-20	79	-68	73.00	Assays Pending
LGS-21	22	-83	126.00	Assays Pending
LGS-22	32	-32	43.00	Assays Pending
LGS-23	344	-87	129.00	Assays Pending
Ag eq @ 60:1 NSV No Signficant Values

The drilling to date has demonstrated that there is good continuity to the mineralized zone both along strike and down dip with grades and widths comparable to that currently being mined. LGS-17 and 16 intersected the structure at 95 and 125 meters vertically below the lower most workings. Earlier wide-spaced drilling from surface intersected similar values over similar widths at the same depths. Further drilling is in progress to delineate this zone for mine planning and, ultimately, for exploitation.

La Guitarra is a typical epithermal precious metal system where mineralization usually occurs in ore shoots of short strike length but with a much larger down dip direction. Widths in these systems are typically variable and range from less than 1 m to over 20 m. At La Guitarra the mineralized zones are typically from 0.5 – 3 m in width.

In the San Rafael Zone intersections to date suggest the potential to delineate one of the largest individual mineralized shoots ever discovered and mined at La Guitarra. Drill intersections suggest a zone with dimensions of 175 – 200 m along strike and 275 – 300 m down dip. Drill testing to further determine the continuity of this mineralization at greater depths will be undertaken as suitable accesses and platforms are available. Systematic samples of development drifting are taken approximately every 2.00 m along the two sublevels, 30 and 45 m below the lower most mined areas in San Rafael. The upper sublevel, 30 m below previous mining, identified a continuous stretch averaging 1.5 g/t Au, 392 g/t Ag at an average width of 2.00 m over a strike length of 195.45 m. The sublevel 15 m below this sublevel, identified as the 585 sublevel, has identified a continuous strike length of 49.5 m at a grade of 1.3 g/t Au, 270.5 g/t Ag over an average width of 1.6 m.

Mineralization on the 585 sublevel is open along strike. In addition to the 49.5 m already defined on this sublevel, additional sampling is in progress as the sublevel is advanced. Sufficient sampling required to calculate an average grade and width of this 30 m long section has not been completed, however the high grade values clearly indicate the very robust nature of the structure in the San Rafael area. The results of this additional sampling over a strike length of 30 m are in the following table:

585 Sub Level - SE Sector - San Rafael
Location		True Width	Au (g/t)	Ag (g/t)	Ag Eq (g/t)
Face 20-10-11		2.60	2.15	752.8	881.8
	cut to 10 g/t Au, 800 g/t Ag	2.60	2.15	542.8	671.8
Back 21-10-11		5.20	1.88	594.4	707.2
Face 28-10-11		3.30	34.03	5,046.0	7,087.8
	including	0.60	121.80	12,799.0	20,107.0
	including	0.60	46.00	10,083.0	12,843.0
	cut to 10 g/t Au, 800 g/t Ag	3.30	6.91	760.8	1,175.4
Back 31-10-11		2.95	9.05	2,798.1	3,341.1
	including	0.70	36.10	10,665.0	12,831.0
	cut to 10 g/t Au, 800 g/t Ag	2.95	2.86	457.2	628.8
Ag eq @ 60:1

Drilling is ongoing with three drill rigs, two from a contractor and the third owned and operated by the mine.

The second underground drill rig from the contractor is drilling a potential extension to a stope known as 985 from which approximately 18,000 tonnes grading 15.02 g/t Au, 743 g/t Ag has been mined to date.

Sampling of the drill core and underground channel samples was overseen by the La Guitarra geologists. The geologists marked off the drill core at appropriate intervals based upon the geology and mineralization present. Sample intervals normally vary from 0.2 – 1.0 m in length. No sample exceeded 1.5 m in overall length. All core samples were sent to Inspectorate Laboratories in Hermosillo, Mexico. Assays for gold were done using 1 Assay Tonne Fire Assay, AA Finish and 4 Acid ICP-AES for silver and other elements. Gold assays that exceed 5 g/t by AA are redone using a gravimetric finish. Silver assays in excess of 100 g/t tonne are redone using Fire Assay Gravimetric. Some work was completed at La Guitarra’s own laboratory (Fire Assay Gravimetric Finish) with check assaying completed by Inspectorate. Certified standards, blanks, and duplicate samples were inserted in every batch of 20 samples to ensure laboratory QA-QC performance.

Pursuant to National Instrument 43-101, Robert Fraser, P.Geo., Vice-President Exploration of Silvermex Resources Inc., is the Qualified Person (QP) responsible for the disclosure in this news release.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from advanced stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to increase production at the mine to full capacity and is conducting extensive exploration to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

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